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                                                                     Exhibit 4.2

                             CRUDE OIL MUTUAL SUPPLY
                        FRAMEWORK AGREEMENT FOR YEAR 2006

                                     BETWEEN

                           PETROCHINA COMPANY LIMITED

                                       AND

                         CHINA PETROCHEMICAL CORPORATION

                                     BEIJING

                                   MARCH 2006


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            CRUDE OIL MUTUAL SUPPLY FRAMEWORK AGREEMENT FOR YEAR 2006

     PetroChina Company Limited ("PetroChina") and China Petrochemical Corporation ("Sinopec"), following friendly consultations and on the basis of equality, have reached this Agreement (this "Agreement") on mutual supply of crude oil in the year of 2006.

I.   QUANTITIES AND VARIETIES OF CRUDE OIL TO BE SUPPLIED HEREUNDER

     1. In 2006, PetroChina shall supply Sinopec with 7.45-7.95 million tons of domestic onshore crude oil, including 5 million tons of blended oil produced at the Daqing Oil Region, 0.95 million tons of oil produced at the Jizhong Oil Region, 0.75-1 million tons of oil produced at the Changqing Oil Region, and 0.75-1 million tons of oil produced at the Tarim Basin Oil Region.

     2. In 2006, Sinopec shall supply PetroChina with 1.20 million tons of domestic onshore crude oil, including 0.7 million tons produced at the Tahe Oil Region and 0.5 million tons produced at the Shengli Oil Region.

     3. The parties hereto shall, in principle, make available crude oil of the above supply and take delivery thereof on an evenly distributed basis. The quarterly mutual supply of crude oil may be adjusted as necessary by mutual agreement thereon and in light of the availability of crude oil resources, price and the State's macro-economic planning requirements.

II.  QUALITY OF CRUDE OIL

     Matters with respect to the quality of the crude oil to be supplied hereunder shall be handled pursuant to applicable provisions of SY7513-88 Technical Conditions of Crude Oil at Wellhead.

III. QUARTERLY SUPPLY AGREEMENTS; SALES AND PURCHASE CONTRACTS ON AN ENTERPRISE-BY-ENTERPRISE BASIS

     Quarterly supply agreements shall be entered into by and between PetroChina Natural Gas & Pipeline Company and the Production and Management Department of Sinopec. After the quarterly plans have been made known to their respective subsidiaries, PetroChina's regional companies (including its oil fields, refineries and pipeline companies) and Sinopec's subsidiaries (including its oil fields and refineries) will enter into specific sales and purchase contracts. The total quantities and varieties of crude oil to be supplied under such contracts shall be consistent with those specified under the above quarterly supply agreements.


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IV.  PRICE OF CRUDE OIL

     The price of crude oil to be supplied hereunder shall be settled on the basis of the standard crude oil price published by the National Development and Reform Commission each month and the crude oil premium mutually agreed between the parties.

V.   PAYMENT GUARANTEE

     Payment of the price of crude oil to be supplied hereunder shall be made on a timely basis and pursuant to principles agreed upon by the parties hereto. PetroChina and Sinopec agree to be guarantors, and to take ordinary guarantee liabilities for the failure of timely payment of the price of crude oil and other payments by their respective oil refineries. The payer shall make timely payments to the payee upon receipt of and pursuant to the payment notice.

PLANNING DEPARTMENT,                    PRODUCTION MANAGEMENT DEPARTMENT,
PETROCHINA COMPANY LIMITED              CHINA PETROCHEMICAL CORPORATION


By: /s/ WU Mei                          By: CHANG Zhenyong
    ---------------------------------       ------------------------------------
Date: March 10, 2006                    Date: March 10, 2006


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